FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month December, 2007

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    [X]        Form 40-F    [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 –                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release dated December 19, 2007, captioned “VSNL Announces Construction of $250 Million Express TGN Eurasia Cable System”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Harish Abhichandani
	Name:	Harish Abhichandani
December 19, 2007	Title:	Vice-President - Finance

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12810

19 December 2007

Sir,

Sub: Press Release “VSNL Announces Construction of $250 Million

Express TGN Eurasia Cable System.”

Please find sent herewith a copy of the press release on the captioned subject issued today.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements, Fax 1934.

PRESS RELEASE

Media Contacts:
Cynthia Hng	Kristen Massaro	Sanjay Chaudhary
VSNL	STC Associates	Vaishnavi Corporate Comm
+ 65 6551 3664	+ 1 212 725 1900 ext. 229	+ 91 9212743191
cynthia.hng@vsnlinternational.com	kristen@stcassociates.com	sanjayc@vccpl.com

VSNL Announces Construction of $250 Million

Express TGN Eurasia Cable System

Singapore— (BUSINESS WIRE) — December 19, 2007 — VSNL (NYSE: VSL), a leading communications solutions provider, announced today the company is constructing a new TGN Eurasia Cable System linking Mumbai directly to Paris, London and Madrid via Egypt. The new cable system is being built in partnership with SEACOM and Telecom Egypt (TE), and will provide VSNL with 1.28 terabit of new capacity on this route during 2009.

The TGN Eurasia Cable System will offer express connectivity between India and Europe, and will also have future options for additional connectivity in the Gulf region as well as multiple locations in Europe. The TE North solution was selected based upon TE’s long experience in operating this route in a highly reliable fashion as well as offering diversity from both current and future consortium systems.

When combined with VSNL’s significant capacity ownership on other cable systems and it’s privately owned TGN Atlantic and TGN-TIC cable systems, the TGN Eurasia Cable System will enable the company to offer seamless and diverse connectivity between India, South East Asia, South Africa, Western Europe and the USA.

“The plans to build the TGN-Eurasia Cable System coupled with our recent announcement to build the TGN-Intra Asia Cable System is a major step towards VSNL’s vision to offer seamless global connectivity at affordable prices,” said Mr Vinod Kumar, President, Global Data Solutions, VSNL. “The TGN Eurasia Cable System will serve the increasing demand for bandwidth in the region and offer more options for route diversity and redundancy. Moreover, the path will complement the SEA-ME-WE-3 and SEA-ME-WE-4 cable systems and will enable us to provide global express capacity solutions from India going West, and with TGN-TIC, from India going East.”

“This partnership with VSNL allows connectivity for the SEACOM network into emerging global markets including key destinations like India and Europe as well as onward connectivity to South East Asia and the USA,” said Brian Herlihy, President of SEACOM. “We are thrilled to enter into this partnership with a truly international provider with a world-class submarine cable network, to support our customer connectivity needs.”

“Telecom Egypt admires VSNL’s expertise and global leadership in the bandwidth business and their proven skills in cable development and build-outs” said Mohamed Elnawawy, VP for International, Wholesale and Regulatory Affairs of Telecom Egypt. “We look forward to working with VSNL as a TE North anchor customer. VSNL’s track record of innovation will enrich the project and empower the customers.”

This system was made possible through VSNL’s partnerships with TE and SEACOM, which will help cater to the surging demand in bandwidth from Africa to both the developed and emerging markets. VSNL maintains a global transmission network of over 206,356 route kilometres comprising of both terrestrial and submarine cable assets.

For more information please visit: www.vsnlinternational.com

About VSNL:

Videsh Sanchar Nigam Limited, along with its global subsidiaries (VSNL) is a leading global communications solutions company offering next-generation voice, data and value-added services to enterprises, carriers and retail consumers. A member of the $ 29 billion Tata Group, VSNL was voted the Best Wholesale Service Provider at the World Communications Awards, 2006. VSNL is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks. VSNL’s customer base includes 1,500 carriers, 450 mobile operators, 10,000 enterprises, about 500,000 broadband and Internet subscribers and 450 Wi-Fi public hotspots.

Rated amongst the Top 100 Emerging Global Challengers by the Boston Consulting Group, VSNL has offices in over 35 countries including the United States of America, Canada, the United Kingdom, South Africa, Singapore, Hong Kong, Sri Lanka and India. VSNL’s global transmission network of over 200,000 route kilometers and its IP core with 200 points of presence, enable a range of services that include voice, private leased circuits, IP VPN, Internet access, global Ethernet, hosting, mobile signaling and other IP services.

Videsh Sanchar Nigam Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India, and its American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: VSL).

www.vsnl.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. These forward looking statements include, among others, statements concerning VSNL’s communications and information services business, its advantages and VSNL’s strategy for continuing to pursue its business, the anticipated development and launch of new services in its business, the anticipated dates on which VSNL will begin providing certain services or reach specific milestones in the development and implementation of its business strategy, the growth and recovery of the communications and information services, industry, expectations as to its future revenue, margins, expenses and capital requirements and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on VSNL’s network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of VSNL’s communications services, failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov